Exhibit 11.	Metro Bancorp, Inc.
Computation of Net Income Per Common Share

For the Quarter Ended March 31, 2012
	Income	Shares	Per Share Amount
Basic Earnings Per Common Share:
Net income	$2,684,000
Preferred stock dividends	(20,000)
Income available to common stockholders	2,664,000	14,126,100	$0.19
Effect of Dilutive Securities:
Stock options		—
Diluted Earnings Per Common Share:
Income available to common stockholders plus assumed conversions	$2,664,000	14,126,100	$0.19
For the Quarter Ended March 31, 2011
	Income	Shares	Per Share Amount
Basic Earnings Per Common Share:
Net income	$1,532,000
Preferred stock dividends	(20,000)
Income available to common stockholders	1,512,000	13,778,580	$0.11
Effect of Dilutive Securities:
Stock options		7
Diluted Earnings Per Common Share:
Income available to common stockholders plus assumed conversions	$1,512,000	13,778,587	$0.11